Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

2 Year Autocallable Securities Linked to the S&P 500® Index

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The S&P 500® Index (ticker "SPX")
Pricing date:	August 31, 2020
Valuation dates:	Annually, beginning approximately one year after issuance
Maturity date:	September 6, 2022
Automatic early redemption:	If on the interim valuation date, the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically called for an amount equal to the principal plus the applicable premium
Return amount:	$1,000 × the underlying return × the upside participation rate
Upside participation rate:	125%
Premium:	6.50% to 8.50% per annum*
Buffer value:	90% of the initial underlying value
Buffer percentage:	10%
CUSIP / ISIN:	17328WM88 / US17328WM880
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Payment at Maturity:	• If the final underlying value is **greater than** the initial underlying value: $1,000 + the return amount • If the final underlying value is **less than or equal to** the initial underlying value but **greater than or equal to** the final buffer value: $1,000 • If the final underlying value is **less than** the final buffer value: $1,000 + [$1,000 × (underlying return + the buffer percentage)] If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the buffer value, you will you will lose 1% of the stated principal amount of your securities at maturity for every 1% by which that depreciation exceeds the buffer percentage. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	[Preliminary Pricing Supplement dated August 3, 2020]

*The actual premium will be determined on the pricing date.
**This hypothetical assumes that the premium will be set at the lowest value indicated in this offering summary.
***Assumes the securities have not been automatically redeemed prior to maturity.

Hypothetical Interim Payment per Security**

Valuation Date on which Closing Value Exceeds Initial Underlying Value	Premium	Hypothetical Redemption
September 1, 2021	6.50%	$1,065.00

If the closing value of the underlying is greater than or equal to its initial underlying value on the interim valuation date, then the securities will be automatically redeemed prior to maturity and you will receive a premium following the interim valuation date.

Hypothetical Payment at Maturity***


$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity
-100%
-75%
-50%
-25%
0%
25%
50%
75%
100%
A
B
C
Underlying Return
The Worst Performer
The Securities

	Hypothetical Underlying Return	Hypothetical Security Return	Hypothetical Payment at Maturity
	50.00%	62.50%	$1,625.00
C	25.00%	31.25%	$1,312.50
	5.00%	6.25%	$1,062.50
	0.00%	0.00%	$1,000.00
B	-5.00%	0.00%	$1,000.00
	-10.00%	0.00%	$1,000.00
	-10.01%	-10.01%	$999.90
A	-75.00%	-65.00%	$350.00
	-100.00%	-90.00%	$100.00

Selected Risk Considerations • You may lose a significant portion of your investment. Unlike conventional debt securities, the securities do not repay a fixed amount of principal at maturity. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the performance of the underlying. If the underlying depreciates by more than the buffer percentage from the initial underlying value to the final underlying value, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer percentage. • The securities do not pay interest. • The securities may be automatically redeemed prior to maturity, limiting the term of the securities. • You will not receive dividends or have any other rights with respect to the underlying. • The performance of the securities will depend on the closing values of the underlying solely on the valuation dates, which makes the securities particularly sensitive to volatility in the closing values of the underlying on or near the valuation dates. • The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The Issuer and its affiliates may have economic interests that are adverse to yours. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 224495 and 333 - 224495 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.